ALBERTA COMPLIANCE SERVICES INC.

02049485

SUPPL

RECEIVED AUG 22 2002 SEC MAIL PROCESSING WASH, D.C. 180 SECTION

August 14, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Qualifying issuer certificate (Form 45-102F)
2. Notice of Change of Auditor
3. Letter from Successor Auditor
4. Letter from Former Auditor
5. Confirmation re review by audit committee or board of directors
6. Insider Trading Report for Nathaniel Podilsky dated July 17, 2002
7. Insider Trading Report for Nathaniel Podilsky dated July 23, 2002

PROCESSED AUG 30 2002 THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 8/27

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

International Health Partners Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 16, 2002 of 150,000 common shares of International Health Partners Inc, International Health Partners Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary this 23rd day of July, 2002

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

Per: ___________________________

David B. McQuaig
President

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE that International Health Partners Inc. ("the Corporation") has advised KPMG LLP, the auditors of the Corporation, that it does not intend to propose to the Corporation's shareholders the reappointment of the auditors on the expiry of the auditors' term of office. The directors of the Corporation have on this date approved the appointment of Buchanan Barry LLP, as successor auditors in their place and stead and shall propose said appointment to the Shareholders at their next meeting.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Corporation no reportable events, as that term is defined in National Policy 31, have occurred prior to the date of this Notice;

(b) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the two fiscal years immediately preceding the date of this Notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c) the Corporation's Board of Directors and Audit Committee have approved the appointment of Buchanan Barry, LLP in the place and stead of KPMG, LLP and have reviewed this Notice and the letters of Buchanan Barry LLP. and KPMG LLP attached.

Dated at Calgary, Alberta, this 30th day of April 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

David McQuaig
President & CFO

82-4868

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

Alberta Securities Commission
BC Securities Commission
TSX Venture Exchange

July 15, 2002

International Health Partners Inc.
National Policy Statement No. 31
Change of Auditor of a Reporting Issuer

We have been requested by the above-named Corporation to advise you that we have read the information contained in the Notice of Change of Auditor dated April 30, 2002, sent to us by the Corporation on July 11, 2002 and are in agreement with the information contained therein.

Yours very truly

KPMG LLP

Chartered Accountants
Calgary, Canada

MAJK/lcm
Enclosures
LTR-07-auditor change-01630.doc

BUCHANAN BARRY LLP
CHARTERED ACCOUNTANTS

May 24, 2002

Alberta Securities Commission
BC Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: International Health Partners Inc. (the "Corporation") – Notice of Change of Auditors

As required by National Policy 31 and in connection with our proposed engagement as auditors of the Corporation, we have reviewed the information contained in the Corporation's Notice of Change of Auditors ("Notice") dated April 30, 2002 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Corporation at this time.

Yours very truly,

Buchanan Barry LLP

BUCHANAN BARRY LLP
Chartered Accountants

cc: International Health Partners Inc.

cal/kaa

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

May 16, 2002

Alberta Securities Commission
B.C. Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Notice of Change of Auditors

This is to advise that the former auditor of International Health Partners Inc. (the "Corporation"), KPMG, LLP has voluntarily resigned as auditor for the Corporation. Buchanan Barry, LLP, Chartered Accountants, have been appointed as successor auditors. There were no reservations in any auditor's report prepared by KPMG, LLP, Chartered Accountant with respect to any financial statements of the Corporation. In the opinion of the Corporation, there were no reportable events with respect to any of the Corporation's financial statements. The resignation of KPMG, LLP, Chartered Accountant and the recommendation to appoint Buchanan Barry, LLP as the successor auditors were considered and approved by the Corporation's audit committee and its Board of Directors.

Yours truly,

INTERNATIONAL HEALTH PARTNERS INC.

David, B. McQuaig
President

[redacted]

4868 – 82

780-422-0111
(604) 899-6550

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out in the back of this report for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Certain required information will remain confidential and will not be disclosed to any person or company except in accordance with the securities regulatory authorities or if authorized or required by law. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL HEALTH PARTNERS INC

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4

Date of last report filed:

OR

If initial report, date on which you became an insider: 01/07/01

Changed relationship from last report: [ ] yes [X] no

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: PODILSKY

Given names: NATHANIEL

No. / Street: 10301 – 108 ST NW | Apt: 10

City: EDMONTON

Prov.: ALBERTA | Postal code: T5J 1L7

Business telephone number: 780 - 413 - 9028

Business fax number: 780 - 424 - 2481

Change in name, address or telephone number from last report: [ ] yes [X] no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] Alberta [ ] Ontario
[X] British Columbia [ ] Québec
[ ] Manitoba [ ] Saskatchewan
[ ] Newfoundland
[ ] Nova Scotia

ALBERTA SECURITIES COMMISSION
B200970

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Ownership: direct/indirect control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON	∅	17/04/02	45	775,000		$0.20		775,000	2	PODILSKY PROF. CORP
CONV DEB	∅	19/04/02	45	$105,000		–		$105,000	2	PODILSKY PROF CORP
OPTIONS	∅	29/10/01	50	34,500		$0.16		34,500	1	

Attachment [ ] yes [X] no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence [X] English [ ] French

Keep a copy for your file

BOX 6. REMARKS

DEBENTURE IS CONVERTIBLE INTO SHARES AT $0.60 PER SHARE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): NATHANIEL PODILSKY

Signature: [signature]

Date of the report: JULY 17/02

[redacted]

82-4868

604-899-6550

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions listed above. Other required information will remain confidential and will not be disclosed to any person or company except in any of the securities regulatory authorities to their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

International Health Partners Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Jul 17/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [✓]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Podilsky

GIVEN NAMES: Nathaniel

NO. / STREET: 10301 - 108 St NW APT 10

CITY: Edmonton

PROV.: Alberta POSTAL CODE: T5J 1L7

BUSINESS TELEPHONE NUMBER: 780 - 413 - 9028

BUSINESS FAX NUMBER: 780 - 424 - 2481

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [ ] ONTARIO
[✓] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

ALBERTA SECURITIES COMMISSION - EDM

B20090

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP OR CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	775,000							775,000	2	Podilsky Prof Corp
conv deb	$105,000	May 26, 2002	38		$105,000			0	2	Podilsky Prof Corp
options	34,500							34,500	1	
common	150,000	July 16, 2002	45	150,000		$0.10		150,000	2	DentaCare Inc.

ATTACHMENTS: YES [ ] NO [✓]

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BC1C 56-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): NATHANIEL PODILSKY

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): July 23/02